

Mail Stop 3720

November 2, 2015

Saul Backal
Chief Executive Officer
Meganet Corporation
2510 E. Sunset Rd. Unit 5-777
Las Vegas, NV 89120

>   **Re: Meganet Corporation**
>   **Amendment No. 1 to Form 10-K for Fiscal Year Ended March 31, 2015**
>   **Filed October 23, 2015**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2015**
>   **Filed September 22, 2015**
>   **Response dated October 23, 2015**
>   **File No. 333-176256**

Dear Mr. Backal:

We have reviewed your October 23, 2015 response to our comment letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   Please note that as a penny stock issuer, you do not qualify for the safe harbor provided by the Private Securities Litigation Reform Act of 1995. As such, please remove the disclosure referencing Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 in future reports and filings, as applicable.

2.   We note your response to comment 3. Please provide a summary of your engagement with a market maker and the status of your application for quotation on the OTC Bulletin Board in your next periodic report. Please confirm your understanding.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, (202) 551-3788, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Gary R. Henrie